

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 4561

August 13, 2008

Steven Shangold, President
Mastech Holdings, Inc.
1000 Commerce Dr., Ste 500
Pittsburgh, PA 15275

> **Re: Mastech Holdings, Inc.**
> **Amendment 1 to Form 10**
> **Filed July 23, 2008**
> **File No. 001-34099**

Dear Mr. Shangold:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Results of Separation, page 18

1. We note your response to prior comment 6 that the assets and liabilities you will receive relate to the IT staffing, brokerage and RPO businesses. In the business section, please revise to discuss your RPO business.

Executive Compensation, page 55

2. We note your response to prior comment 19 regarding the terms of employment agreements and your disclosure on page 56. We continue to note that Mastech has employment agreements in place with Messrs. Meindl, Balasubamanyam, Kutzavitch and Gorman and that iGATE has an employment agreement with Mr.

Cronin. Please revise your disclosure to briefly describe the terms of the employment agreements with your named executive officers.

3. We note your responses to prior comments 21 and 22 that awards granted under the Mastech stock incentive plan initially will be substitute awards for unvested iGATE options held by Mastech employees and that all outstanding iGATE restrictive stock units held by a person who is or will be an employee of Mastech will be cancelled. Please revise your disclosure to clarify why options will be substituted, but restricted stock will be cancelled without compensation.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Mark Rakip at (202) 551-3573 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang at (202) 551-3386 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: James J. Barnes, Esq.
        via facsimile (412) 288-3063